

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 10, 2007

Mr. Edward C. Dowling
President and Chief Executive Officer
Meridian Gold Inc.
9670 Gateway Drive
Reno, NV 89521-3952

> **Re: Meridian Gold Inc.**
> **Form 40-F for the Year Ended December 31, 2006**
> **Filed on March 28, 2007**
> **File No. 001-12003**

Dear Mr. Dowling:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2006

Exhibit 99.2 Management's Discussion and Analysis for the fiscal year ended December 31, 2006

Esquel

1.   We note that the carrying value of the Esquel mineral properties was written down by approximately $542.8 million to $2.5 million, the estimated fair market commercial real-estate value of the land. Further, the impairment included a $77.6 million currency translation adjustment for Canadian GAAP purposes with no related adjustment in the US GAAP reconciliation. Please tell us why you

believe it is appropriate under U.S. GAAP to include the accumulated foreign currency translation adjustments in the impairment assessment. Refer to EITF 01-5 and FIN 37 for US GAAP purposes.

Exhibit 99.3 Audited Consolidated Financial Statements for the fiscal years ended December 31, 2006 and 2005.

Note 3. Significant Accounting Policies

(f) Inventory, page 35

2.   We note your disclosure concerning amounts recognized in inventory. Please contact us to discuss.

(j) Asset Retirement Obligations, page 36

3.   We note that you recognize the fair value of a liability for an asset retirement obligation in which you incur a legal obligation if a reasonable estimate of fair value can be made. Please tell us if there are circumstances within the scope of your operations where you believe an estimate cannot be made. If so, please describe these circumstances in detail. Please refer to FIN 47 and SFAS 143 for U.S. GAAP purposes.

(n) Mineral Exploration and Development Costs, page 37

4.   Please tell us and disclose how you define a mine under US GAAP.

5.   Please tell us and disclose your accounting policy under US GAAP for deferred stripping when multiple pits exist within a mining complex that share common infrastructure and processing equipment and a common ore body. Specifically, address your accounting for stripping costs associated with the initial overburden removal of newly created pits that are within close proximity to producing pits.

6.   Please tell us and disclose your accounting policy under US GAAP associated with drilling and related costs incurred to convert measured, indicated and inferred resources to reserves at your development and/or production stage properties. In addition, please tell us and disclose your accounting policy under US GAAP for costs incurred to identify new resources beyond your existing inferred resources at development of production stage mines.

Note 26. Reconciliation of Canadian and US Generally Accepted Accounting Principles, page 51

7.   We note your disclosure that under US GAAP, the equity method of accounting is applied in circumstances where a proportionately consolidated joint venture's significant financial and operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity. Please clarify that the equity method and proportional consolidation are two separate accounting models and indicate the facts and circumstances under which you apply each model.

Exhibits 99.5 and 99.6

8.   Your certifications of annual report on form 40-F pursuant to section 302 of the Sarbanes-Oxley Act of 2002 omit paragraph 4(b). Please revise accordingly.

Engineering Comments

General

9.   We note that you refer to or use the terms such as potential mineralization, drill indicated resources, measured, indicated, or inferred resource on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

> "Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 40-F, File No. 001-12003. You can review and obtain copies of these filings from the SEC website at http://www.sec.gov/edgar.shtml."

10.   Please insert a small-scale map showing the location and access to each property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear

in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

11.   Disclose the following information for each of your properties:

- The nature of the company's ownership or interest in the property.

- A description of all interests in the properties, including the terms of all underlying agreements.

- An indication of whether the mining claims are State or Federal claims.

- Certain identifying information, such as the property names, claim numbers, grant numbers, and dates of recording and expiration; sufficient to enable the claims to be distinguished from other claims that may exist in the area.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

- The area of the claims, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Mineral Reserves and Resources, page 7

12. Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined. Absent this condition, proven and probable reserves should be segregated.

13. As footnotes or as part of your reserve tables, please disclose the following:

- The reserve incorporates losses for mine dilution and mining recovery

- All prices and currency conversion factors used to estimate your reserves.

- Cutoff grades used for each category of your reserves and/or resources

- Please explain if zinc resource or reserve grades are available for the Florida Mine

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief